EXHIBIT 99.1

Wanda Sports Group Company Limited Reports Third Quarter 2020 Results
BEIJING, December 1, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company”, and together with its consolidated entities, “Wanda Sports Group,” the “Group” or “we”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced its unaudited financial results for the third quarter ended September 30, 2020.
Third Quarter 2020 Highlights:
•
Total revenue from continuing operations for the third quarter of 2020 was €91.2 million (US$107.0 million), representing a decrease of 42% year-over-year, primarily attributable to a decrease in revenue from the Spectator Sports and DPSS segments due to the broad effects of COVID-19 mitigation efforts. Excluding reimbursement revenue, total revenue was €90.7 million (US$106.4 million), a decrease of 41% over the third quarter of 2019.

•	Net profit for the period from continuing operations was €5.5 million (US$6.4 million), compared to a loss of €23.9 million in the third quarter of 2019.
•	Adjusted EBITDA from continuing operations was €29.5m million (US$34.6 million), representing an increase of 74% compared to €16.9 million in the third quarter of 2019.
•	The Group’s liquidity position remained solid in the third quarter of 2020. The Group had total cash and cash equivalents of €151.7 million (US$177.8 million) as of September 30, 2020.
•
The Group delivered a 30% increase in coverage across sub-Saharan Africa for the English Premier League, one of the world’s top football leagues, as the new season 2020/21 began on September 12 and runs until May 23.

•
The German Ski Association (DSV) and the Austrian Ski Association (ÖSV) have prolonged their exclusive marketing partnership for the annual Vierschanzentour-nee with the Group, for another four years until and including season 2025/26. This extension covers all marketing activities for the world’s biggest annual event in ski jumping.

•
The Group and Lega Basket Serie A (LBA) have agreed to an exclusive three-year partnership ahead of the presentation of the 2020/2021 Championship; the Group will be the exclusive marketing, sponsorship and digital rights partner starting from the 2020/21 season until the end of the 2022/23 season.

Mr. Hengming Yang, Chief Executive Officer of Wanda Sports, commented, “Although we continue to experience extraordinary challenges and uncertainties as the pandemic disrupts our way of life across the globe, we are pleased to deliver the safe returns of some of the compelling regional events, including Italy's Serie A, the German Bundesliga and Premier League football matches with and without spectators. We remain actively committed in supporting our partners to achieve more sustainable sporting events now and in the future.  In addition, our consistent achievements of long-term contractual prolongations and new business wins demonstrate our partners’ full trusts in our strategic vision and value creation, especially under the current challenging environment.  Despite the continued low visibility in the near term, we remain optimistic about the demand for sporting media on a global basis, as we continue to focus on our strategic execution leveraging our global talents, assets and platform.”

Mr. Brian Liao, Chief Financial Officer of Wanda Sports commented, “In the third quarter, we significantly recovered our business momentum from the preceding quarter, which reflected our resilient business model and the success of our stringent cost control measures across the organization.  We delivered revenue of $107.0 million, primarily due to re-opening of certain sports events, representing 83.8% quarter-on-quarter increase compared to the second quarter of 2020.  We also achieved an improved adjusted EBITDA of $34.6 million, with a quarter-on-quarter increase of 47.1% compared to the second quarter of 2020.    While we are pleased of our progress in the third quarter on both the recovery of sporting events and the cost management efforts, we remain focused on our strategic initiatives for long-term values, and we remain cautious about the speed of recovery, in light of the potential tightening of COVID restrictions and the continued uncertainty in global economic outlook.”

Third Quarter 2020 Business Highlights

Core Business Segments:
Spectator Sports
In its Spectator Sports business for the third quarter of 2020, despite the disruptions due to the pandemic, the Group successfully resumed the delivery of a number of regional and national events, either behind closed doors, or with limited spectators, under strict health and hygiene protocols. In addition, the successful major contract extensions and new business wins further solidified the Group’s leading position as the partner of choice for major sports rights holders, world-class brands and media organizations around the world, despite the uncertainty of the operating environment.

Key events
•
The Group delivered a 30% increase in coverage across sub-Saharan Africa for the English Premier League, one of the world’s top football leagues, as the new season 2020/21 began on September 12 and runs until May 23.  Over 25 broadcasters across more than 20 territories will show one match a week on free-to-air television, including English, French or Portuguese commentary as well as dedicated services in local languages such as Swahili.

•
Italian Serie A and B season 2019/2020 were completed in August.  As it has in the past, the Group advised on the distribution of the international feed and packaged the rights for broadcasters and digital media (including film, sound, text and imagery) for various platforms across all markets. Pre-produced magazine and highlight programming as well as additional footage, background information and interviews were also generated around the matches, creating increased international exposure for Italian club football.

•
Italian Serie A, the German Bundesliga and the English Premier League successfully began their new football season 2020/21 in September, also allowing a limited number of home spectators to return to the stadiums. In Italy, 1,000 spectators were permitted to watch the games onsite, while the German clubs were allowed to fill 20% of their normal stadium capacity.

•
Following a five-month hiatus due to the COVID-19 pandemic, the 2020 FIM Motocross World Championship returned to the hard sand circuit of Kegum in Latvia and continued across Europe to Faenza in Italy.

Major Prolongations
•
The German Ski Association and the Austrian Ski Association have prolonged their exclusive marketing partnership for the annual Vierschanzentour-nee with the Group, for another four years until and including season 2025/26. This extension covers all marketing activities for the world’s biggest annual event in ski jumping. Moreover, the Group closed a four-year Presenting Sponsorship agreement for the event with bet-at-home, the sports betting provider, until the end of the 2023/24 season.

•
The Group successfully arranged a global partnership agreement extension between TCL, a consumer electronics company, and the International Basketball Federation (FIBA). The partnership will continue to cover all FIBA events for seasons 2020-2023 including the FIBA World Cup in 2023. A further extension was also closed by the Group between FIBA and sports good supplier Schelde Sports for backstop units until 2024. The multi-event partnership will cover FIBA's top-level international competitions including the FIBA Basketball World Cup 2023, FIBA Eurobasket 2022, and the basketball tournaments at the Paris 2024 Olympic Games.

•
The Group successfully extended a sponsorship agreement in which LIQUI MOLY, the German motor oil manufacturer, will be a partner of the EHF Champions League Men for the 2020/21 season. The sponsorship sees LIQUI MOLY featured on LED boards, floor stickers and across all advertising materials.

•
The Group and the Italian Winter Sports Federation (FISI) have extended their exclusive media rights partnership for all FIS World Cup events taking place in Italy through the end of the 2025/26 season. This renewal of the more than 20-year long partnership means the Group continues its role for the organization of production, broadcast and distribution of all FIS World Cup Alpine Skiing, Nordic Combined, Cross-Country Skiing, Ski Jumping, Snowboarding and Freestyle competitions.

•
The Norwegian Ski Federation has extended its exclusive international media rights agreement with the Group, for FIS World Cup events, including men's and women's alpine skiing, cross-country skiing, ski jumping and Nordic combined. This new five-year deal will run from 2021/22 to 2025/26.

•
The Nordic Entertainment (NENT) Group has closed a five-season agreement with the Group for Scottish Professional Football League (SPFL) broadcast rights, extending its coverage to 2024-25, and adding rights in Iceland for the first time to the prior coverage of Denmark, Finland, Norway and Sweden.  The agreement is for rights to the top-tier Premiership, second-tier Championship and the League Cup. The Group holds the SPFL international distribution rights in a five-season deal from 2020-21 to 2024-25.

•
The Group recently renewed its long-running commercial agreement with the German Ice Hockey Federation (DEB) until the end of the 2023-24 season and continued to represent exclusive sponsorship and media rights, along with the merchandising rights, to Germany’s national teams.

•
The Group successfully extended an agreement for Pirelli, the Italian tire manufacturer, to continue to be the official tire supplier of the FIM Motocross World Championship until the end of the 2023 MXGP season.

Key New Business Wins
•
The Group and Lega Basket Serie A (LBA) have agreed to an exclusive three-year partnership ahead of the presentation of the 2020/2021 Championship; the Group will be the exclusive marketing, sponsorship and digital rights partner starting from the 2020/21 season until the end of the 2022/23 season. The Group will manage sponsors at all LBA events including the regular season and playoff phases of the Serie A Championship, the Italian Cup 'Final Eight', the Italian Super Cup and the NextGen Cup, as well as non-competitive events exclusively managed by LBA. The agreement also covers the investment and implementation of a digital strategy aimed at growing LBA's digital channels, which includes post-production content creation of both recent and archived footage.

•
The Group successfully arranged several media rights partnerships after a competitive pitch process on behalf of the EHF: the EHF Champions League Men and the DELO EHF Champions League and European handball club competitions will be broadcast on DAZN in Austria, Germany, Spain and Switzerland for six seasons up until the end of the 2025/26 season; BTRC in Belarus has also reached an agreement to cover EHF club handball tournaments for the next three seasons; and Eurosport will be the exclusive broadcaster for all men's and women's European handball club competitions, including the EHF Champions League, in France and Poland. This six-year agreement will run until the end of the 2025/26 season.

•
The Group successfully facilitated an agreement in which FOKUS CLAN, one of Germany's top football esports organizations, will wear jerseys equipped by Adidas for the 2020/21 season. In addition, OUTFITTER, the online specialists for soccer, team sports and athleisure, has extended its agreement with FOKUS CLAN, providing merchandising and streetwear for the team and its fans.

•
The Group and the Italian Ice Sports Federation (FISG) have signed an exclusive six-year marketing, sponsorship and digital rights partnership running until the end of the 2025/26 season.  The Group will manage sponsorship research and activation at both the federation level and for individual events in Italy and will develop a digital activation concept to elevate the presence of Italian ice sports on social and digital platforms.

•
The Group, as the exclusive media rights partner of the European Volleyball Confederation (CEV), has successfully secured a major media rights agreement with Polish broadcaster Polsat for the exclusive rights to broadcast the CEV Champions League Volley, CEV Volleyball Cup and CEV Volleyball Challenge Cup matches from the 2020/2021 to 2024/2025 seasons.

Digital, Production, Sports Solutions (DPSS)
•
The World Curling Federation has agreed to a two-year contract extension on digital content production and social media strategy with the Group to further advance their audience growth in China ahead of the 2022 winter Olympic and Paralympic Games.

•
The Group closed several strategic deals, including an extension with PGA TOUR (digital products & platforms), new product builds for NASCAR, a new partnership with a European telco provider around the Group's fan engagement products as well as the creation of digital 5G-based in-venue experience for an European-based football association.

•
The Group launched a joint venture with Minute.ly, a video optimization startup. This new sport tech partnership will allow the Group to sell Minute.ly's technology as part of its offering to prospective and existing customers in Europe and the US, in order to increase user engagement and content outreach.

•
Eight rounds of Lega Serie A were delivered in July, in which the Group provided end-to-end media production service by handling the entire gamut of broadcast production and content creation across diverse platforms as well as media rights distribution, marketing and commercialization.

•	The Group has been appointed by France’s Ligue Football Professional (LFP) for host broadcast production quality and consultancy services for the seasons 2020/21 to 2024/25.

•	The Group has been appointed as the LED boards service provider for the FIFA Futsal World Cup Lithuania 2021.

Mass Participation
In the third quarter, although many mass participation events were cancelled or postponed due to the pandemic, the Group did host a few successful events to provide participants with a stimulating outlet during the pandemic.

•
Megamarsch (50/100km walk/hike) in Mönchengladbach (Germany) took place with strict protective measures, staggered starting times, and limited participants for each starting time slots.  The Group organized and managed the entire event.

•
The re-opening of Muddy Angel Run in September and the XLETIX Challenge in early October both took place in Berlin, Germany, in compliance of strict protection guidelines and hygiene measures.  Both events signaled a return of mass sport events and showed that it is possible to host outdoor sports events during these extraordinary times. The Muddy Angel Run, held at the Karlshorst harness racing track, saw the return of more than half of the 2,900 registered participants. Similarly, the XLETIX Challenge in the Offroad Park Berlin Brandenburg hosted more than 50% of the 3,000 registrations on the day.

China Business Highlights

In the third quarter of 2020, almost all sports events were cancelled or postponed across China as a result of the pandemic.
•
The 2020 Shenyang Marathon Carnival was held online from August 27 to September 20, and was one of the largest online road races since the pandemic with over 370,000 participants across China.  The online races included 3km, 5km, 10km, half-marathon, and marathon.  The Group organized and managed the entire event.

Third Quarter 2020 Financial Results
Revenue
Total revenue for the third quarter of 2020 was €91.2 million (US$107.0 million), representing a decrease of 42% year-over-year, primarily attributable to a decrease in revenue from the Spectator Sports segments. Excluding reimbursement revenue1, total revenue was €90.7 million (US$106.4 million), a decrease of 41% over the third quarter of 2019.

_____________________________________
1 Reimbursement revenues represent revenue that has associated costs of a similar, generally matching, amount (reimbursement costs), thereby resulting in a negligible gross margin impact.

The following table sets forth a breakdown of revenue by segment for the periods indicated:
	Three Months Ended September 30,
	2020			2019
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Spectator Sports	78.9	67.3	74%	105.8	67%	(36%)
DPSS	24.3	20.7	23%	26.0	17%	(20%)
Mass Participation	3.8	3.2	4%	25.4	16%	(87%)
Total Revenue	107.0	91.2	100%	157.2	100%	(42%)
DPSS excluding reimbursement revenue	23.7	20.2		23.3		(13%)
Total Revenue excluding reimbursement revenue	106.4	90.7		154.5		(41%)

	Nine Months Ended September 30,
	2020			2019
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Spectator Sports	287.8	245.5	81%	438.0	75%	(44%)
DPSS	66.5	56.7	18%	102.3	17%	(45%)
Mass Participation	5.2	4.5	1%	46.6	8%	(90%)
Total Revenue	359.5	306.7	100%	586.9	100%	(48%)
DPSS excluding reimbursement revenue	64.9	55.3		72.0		(23%)
Total Revenue excluding reimbursement revenue	357.9	305.3		556.6		(45%)

•
Spectator Sports: The decrease in revenue was primarily due to the cyclicality impact from FIBA Basketball World Cup 2019 and CEV EuroVolley 2019, as well as postponement or cancellation of events as a result of the COVID-19 mitigation efforts. These decreases partially offset increased revenue from the Italian football and DFB business.

•	DPSS: The decrease in revenue was primarily driven by the cyclicality effect from FIFA Women's World Cup 2019™ which partially offset the increased revenue from Italian football production business.
•
Mass Participation: The decrease in revenue was due to the cancellation of most scheduled events as a result of the COVID-19 mitigation efforts. There were three such events in the third quarter of 2020 compared to 45 events in the third quarter of 2019. The number of gross-paid athletes was 4,000 and 342,000 in the third quarter of 2020 and of 2019, respectively.

Gross profit

The following table sets forth a breakdown of gross profit and the corresponding gross margin by segment for the periods indicated:
	Three Months Ended September 30,
	2020			2019
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Spectator Sports	36.1	30.8	46%	32.6	31%	(5%)
DPSS	8.9	7.6	36%	8.8	34%	(14%)
Mass Participation	1.4	1.2	37%	10.6	42%	(89%)
Total Gross Profit	46.4	39.6	43%	52.0	33%	(24%)

	Nine Months Ended September 30,
	2020			2019
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Spectator Sports	125.8	107.3	44%	132.0	30%	(19%)
DPSS	28.0	23.8	42%	31.2	30%	(24%)
Mass Participation	0.8	0.8	16%	18.9	40%	(96%)
Total Gross Profit	154.6	131.9	43%	182.1	31%	(28%)

•
Spectator Sports: The decrease in gross profit was primarily due to the cyclicality impact as well as postponement or cancellation of events as mentioned above which partially offset the contribution from DFB business.

•
DPSS: The decrease in gross profit was primarily driven by the cyclicality effect from FIFA Women's World Cup 2019™ which partially offset the increased gross profit from Italian football production business.

•	Mass Participation: The decrease in gross profit was due to the cancellation of most scheduled events as a result of the COVID-19 mitigation efforts.

Gross margin, or gross profit as a percentage of revenue, was 43%, compared with 33% in the corresponding quarter of 2019, primarily reflecting a higher weight of commission-model based business in football, which tends to have a higher gross margin.
Personnel expenses were €23.1 million (US$27.1 million), compared with €34.5 million in the third quarter in 2019, primarily attributable to the decreased share-based compensation expenses as well as the Group’s strict cost control measures during the pandemic, such as streamlined labor force and salary reduction.
Selling, office and administrative expenses were €6.1 million (US$7.2 million), compared with €9.6 million in the third quarter in 2019, mainly resulting from the rigorous cost saving plans including, among others, strict travel restrictions and reductions of marketing expenses.
Depreciation and amortization expenses were €5.4 million (US$6.3 million), compared with €4.6 million in the third quarter in 2019.
Other operating income, net was €13.6 million (US$16.0 million) compared with other operating expense, net of €1.4 million in the third quarter of 2019. The other operating income, net in the third quarter of 2020 was primarily contributed by a gain of €14.5 million from the disposal of the IRONMAN Group (subject to post-closing purchase price adjustment process).
Finance costs were €10.7 million (US$12.6 million), compared with €20.6 million in the third quarter in 2019, primarily due to interest expense savings under the senior 364-day term loan facility entered into in March 2020, which was repaid in July 2020 following sale of the IRONMAN Group.
Income tax was €3.4 million (US$3.9 million), compared with €5.8 million in the third quarter of 2019, primarily due to lower profit before tax.
Profit for the period from continuing operations was €5.5 million (US$6.4 million), compared to a loss for the period of €23.9 million for the third quarter of 2019, principally resulting from the gain from disposal of the IRONMAN Group as well as savings in overhead expenses and finance costs which offset the decreased gross profit.
Adjusted EBITDA from continuing operations was €29.5 million (US$34.6 million), compared to €16.9 million in the third quarter of 2019, principally resulting from the gain from the disposal of the IRONMAN Group as well as savings in overhead expenses which offset the decreased gross profit.
Net profit for the Group (inclusive of discontinued operations) attributable to ordinary shareholders of Wanda Sports Group Company Limited was €1.6 million (US$1.8 million), compared to a net loss of €31.3 million in the third quarter of 2019. Excluding the gain from the disposal of the IRONMAN Group, the Group would have incurred a net loss of €13.0 million in the third quarter of 2020.

Basic and diluted net profit for the Group (inclusive of discontinued operations) per American Depositary Share (“ADS”) were both €0.01 (US$0.01), compared to basic and diluted net loss per ADS of both €0.23 in the third quarter of 2019.
Cash and cash equivalents
As of September 30, 2020, the Group had total cash and cash equivalents of €151.7 million (US$177.8 million).
Indebtedness
As of September 30, 2020, the Group had total interest-bearing liabilities of €409.5 million (US$480.0 million) compared to €685.2 million from continuing operations as of June 30, 2020, mainly attributable to partial repayment of the credit facility of Infront Sports & Media AG, as well as the full repayment of the Company’s existing 364-day facility from the proceeds of the sale of the IRONMAN Group.

COVID-19 Business Operation & Outlook
Despite the continued public health restrictions throughout the third quarter, overall economic activities of various markets around the world increased compared to the second quarter, and this in turn led the resumption of certain sporting events, which benefitted the Group.  As a leading media and marketing partner, the Group continues to focus on the meticulous planning to safely re-open organized sports in different markets (even if without spectators at venues).

In the Spectator Sports segment, its 2019/20 football season experienced delayed completion until August, with fewer games played, and without spectators.  The 2020/21 season began in September, with the successful kickoffs of Italy's Serie A and the German Bundesliga matches, permitting a total of 1,000 spectators to watch the games onsite in Italy, while the German clubs could fill 20% of their normal stadium capacity.  The Company currently expects no or very limited numbers of spectators for the 2020/21 football season.

In Summer Sports, some postponed events are gradually being rescheduled.  For example, the FIM MXGP Motocross World Championship resumed in August, though with fewer races. The Badminton World Federation Asia Open and World Tour Finals are already postponed to 2021, but the Women's European Handball Federation EURO Championship 2020 is still tentatively expected to take place in December of this year.

The Group remains hopeful for its upcoming Winter Sports season, including the FIS World Cup and the IBU World Cup, but visibility is still relatively limited.  Champions Hockey League (CHL) has already been cancelled for the 2020/21 season.

The DPSS business activities have resumed in delivering eight rounds of Lega Serie A production, and the World Triathlon Hamburg races in the third quarter, as well as the delayed French Open (at Roland Garros) tournament that finally took place in September.  The Group believes it is very well positioned to deliver digital transformation services and data-driven solutions for its clients.

The Group’s on-going priority remains to ensure the safety and well-being of its athletes, employees, clients and key partners, while continue to be flexible in its full operation.  Currently, some employees have returned to workplaces in compliance with the strict hygiene protocols as required by the respective public health authorities.  Given the dedication and innovation of the employees, the Group continued to serve clients effectively in response to the profound global impact.

The Group’s commitment to innovation also continues to be reflected in the industry recognition by the clients as the Group enables them in adapting agile marketing strategies and in reshaping their operations for a “new normal”. Some examples included the increased broadcast coverage and digital media for compelling delivery of English Premier League, German Bundesliga, as well as Italia Serie A and B, despite limited or no spectators on-site.

The Group continues to maintain the financial flexibility of its business from both liquidity and cost management perspectives. After the closing of the IRONMAN transaction in the third quarter and applying a portion of the proceeds, the Group reduced its outstanding debt by 40% to $480.0 million.  The Group continues to exercise tight cost control and comprehensive business reviews despite the recovery in the global activities in the third quarter.  The Group has reduced the overall operating expenses by 33.7% year-over-year in the third quarter.    The Group also expedited reviewing and optimizing procedures to minimize the negative impact on financials (e.g. reduction of headcount, hiring freeze, restricting travel and capex).

Finally, the Group is cautious about the recent (post third quarter of 2020) new wave of lockdowns throughout the world as COVID-19 cases started to rise again.  The Group continues to be vigilant in managing its operations and adapting its business execution, while remaining optimistic about the long-term opportunities within the global sport media and marketing sector, despite the relatively limited visibility in the near term.

Liquidity

The Company had total cash and cash equivalents of €151.7 million (US$177.8 million) from continuing operations at the end of the third quarter.

Management is confident of the Group’s strong liquidity position and its disciplined approach in managing the ongoing capital requirements

Other Developments
●
After the sale of The IRONMAN Group was completed on July 17, 2020, the Group continues to operate IRONMAN® and IRONMAN® 70.3® triathlon series, Rock 'n' Roll Marathon Series® and Epic Series® off-road mountain bike series races in China under an exclusive event license agreement.

●
Business relations with German Football Association DFB were terminated in September by mutual agreement, and the resulting financial obligations have been settled. The DFB will now market the DFB Cup itself, but should the DFB decide at a later date to put the marketing rights out to public tender again, this tender will be open to all market participants, including the Group.

●
On September 30, 2020, the Group announced that its Board of Directors has received a preliminary non-binding proposal from Wanda Sports & Media (Hong Kong) Holding Co. Limited to acquire all of the outstanding Class A ordinary shares of the Group, including American depositary shares representing Class A Ordinary Shares (with every two ADSs representing three Class A Ordinary Shares), for US$2.50 in cash per ADS, or US$1.67 per Class A Ordinary Share.   On October 6, 2020, the Group announced that the Board formed an independent committee consisting of its independent directors, Mr. Edwin Fung and Mr. Kenneth Howard Jarrett, to consider the proposal.  On October 23, 2020, the Group announced that the independent committee retained Houlihan Lokey (China) Limited as its independent financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal counsel.  Despite the on-going review process, management continues to focus on strategic execution and daily operating performance.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and the Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group's full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in China, Wanda Sports Group has more than 48 offices in 16 countries with over 1,000 employees around the world.  For more information, please visit http://investor.wsg.cn/investor-relations.

Use of Non-IFRS Financial Measures
To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we also use Adjusted EBITDA as a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management in evaluating our operating results and for financial and operational decision-making purposes.  We define Adjusted EBITDA as net income excluding share-based compensation and other non-recurring expenses. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.
Non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss) from operations and net profit/(loss) or any other measure of performance, or as an indicator of our operating performance. Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Reconciliation of Adjusted EBITDA and EBITDA, another non-IFRS financial measure, to the most directly comparable IFRS financial measure is set forth at the end of this release.
Exchange Rate Information
This press release contains translation of certain Euro (“€”) amounts into U.S. Dollar (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Euro to U.S. dollar were made at the exchange rate of €0.8530 to US$1.00, the exchange rate on September 30, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and the Company's financial outlook. These forward-looking statements can be identified by terminology such as "will," "estimate," "project," "predict," "believe," "expect," "anticipate," "intend," "potential," "plan," "goal" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company's business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the spread of COVID-19 and related mitigation efforts on the Company's business, operations and operating results; the Company's goals and strategies; the expected growth in the Company's industry; the Company's expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; the Company's ability to reach acceptable levels of engagement with its athletes following the COVID-19 crisis; the Company's future business development, results of operations and financial condition; competition in the Company's industry; general economic and business conditions, including as a result of the COVID-19 crisis; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of COVID-19 on the Group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in "Risk Factors" and elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC's website at www.sec.gov. Additional information will be made available in future filings that the Company makes from time to time with the SEC.
In addition, any forward-looking statements contained in this press release are based on assumptions that the Company's believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”), except for number of shares and per share data)
	For the three months ended						For the nine months ended
	September 30, 2020				September 30, 2019		September 30, 2020				September 30, 2019
	$		€		€		$		€		€
Continuing operations
Revenue		106,960		91,237		157,162		359,535		306,683		586,881
Cost of sales		(60,547)		(51,647)		(105,210)		(204,909)		(174,787)		(404,786)
Gross profit		46,413		39,590		51,952		154,626		131,896		182,095
Personnel expenses		(27,131)		(23,143)		(34,536)		(88,013)		(75,075)		(88,376)
Selling, office and administrative expenses		(7,182)		(6,126)		(9,620)		(25,444)		(21,704)		(29,407)
Depreciation and amortization		(6,318)		(5,389)		(4,576)		(20,023)		(17,080)		(14,944)
Other operating income/(expense), net		15,958		13,612		(1,415)		33,130		28,260		(484)
Finance costs		(12,562)		(10,715)		(20,611)		(38,828)		(33,120)		(38,644)
Finance income		1,168		996		193		2,549		2,174		1,041
Share of loss of associates and joint ventures		1		1		516		(64)		(55)		506
Profit/(loss) before tax from continuing operations		10,347		8,826		(18,097)		17,933		15,296		11,787
Income tax		(3,945)		(3,365)		(5,784)		(10,104)		(8,619)		(13,303)
Profit/(loss) for the period from continuing operations		6,402		5,461		(23,881)		7,829		6,677		(1,516)

Discontinued operations
Loss after tax for the period from discontinued operations		(4,770)		(4,069)		(7,318)		(69,728)		(59,478)		(13,754)
Profit/(loss) for the period		1,632		1,392		(31,199)		(61,899)		(52,801)		(15,270)

Attributable to:
Equity holders of the parent		1,832		1,563		(31,264)		(61,022)		(52,052)		(16,678)
Non‑controlling interests		(200)		(171)		65		(877)		(749)		1,408
		1,632		1,392		(31,199)		(61,899)		(52,801)		(15,270)

Earnings per share[2]:
Basic profit/(loss) for the period attributable to ordinary equity holders of the parent	0.01	0.01	(0.15)	(0.29)	(0.25)	(0.08)
Diluted profit/(loss) for the period attributable to ordinary equity holders of the parent	0.01	0.01	(0.15)	(0.29)	(0.25)	(0.08)
Basic profit/(loss) for the period attributable to ADS holders of the parent	0.01	0.01	(0.23)	(0.44)	(0.38)	(0.12)
Diluted profit/(loss) for the period attributable to ADS holders of the parent	0.01	0.01	(0.23)	(0.44)	(0.38)	(0.12)

Earnings per share for continuing operations:
Basic profit/(loss) for the period attributable to ordinary equity holders of the parent	0.03	0.03	(0.12)	0.04	0.04	(0.01)
Diluted profit/(loss) for the period attributable to ordinary equity holders of the parent	0.03	0.03	(0.12)	0.04	0.03	(0.01)
Basic profit/(loss) for the period attributable to ADS holders of the parent	0.05	0.04	(0.18)	0.06	0.05	(0.02)
Diluted profit/(loss) for the period attributable to ADS holders of the parent	0.05	0.04	(0.18)	0.06	0.05	(0.02)

2 Basic and diluted earnings per share and profit attributable to ADS holders of the parent for the three months ended September 30, 2020 and 2019 were computed in the assumption that the Company had issued 23.8 million ADS, and the Company had approximately 209 million and 205 million ordinary shares issued and outstanding as at September 30, 2020 and 2019, respectively.

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended						For the nine months ended
	September 30, 2020				September 30, 2019		September 30, 2020				September 30, 2019
	$		€		€		$		€		€
Profit/(loss) for the period		1,632		1,392		(31,199)		(61,899)		(52,801)		(15,270)
Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of tax):
Net (loss)/gain on cash flow hedges		(2,502)		(2,134)		229		(10,347)		(8,826)		133
Exchange differences on translation of foreign operations		(2,979)		(2,541)		26,304		1,768		1,508		17,835
Net other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods		(5,481)		(4,675)		26,533		(8,579)		(7,318)		17,968
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Net remeasurement on defined benefit plans		-		-		12		-		-		-
Net loss on equity instruments designated at fair value through other comprehensive income		-		-		-		(9,298)		(7,931)		-
Net other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods						12		(9,298)		(7,931)		-
Other comprehensive (loss)/income for the period, net of tax		(5,481)		(4,675)		26,545		(17,877)		(15,249)		17,968
Total comprehensive (loss)/income for the period, net of tax		(3,849)		(3,283)		(4,654)		(79,776)		(68,050)		2,698
Attributable to:
Equity holders of the parent		(3,619)		(3,087)		(4,757)		(78,750)		(67,174)		779
Non‑controlling interests		(230)		(196)		103		(1,026)		(876)		1,919
		(3,849)		(3,283)		(4,654)		(79,776)		(68,050)		2,698

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	September 30, 2020				December 31, 2019
	$		€		€
ASSETS
CURRENT ASSETS
Cash and cash equivalents		177,844		151,701		163,225
Trade and other receivables		287,675		245,387		264,041
Accrued income		1,524		1,300		10,498
Contract assets		28,691		24,473		53,541
Inventories		662		565		9,395
Income tax receivables		5,108		4,357		13,594
Other assets		76,917		65,610		81,001
		578,421		493,393		595,295
Assets held for sale		-		-		8,125
		578,421		493,393		603,420
NON‑CURRENT ASSETS
Long‑term receivables		11,346		9,678		6,808
Investments in associates and joint ventures		4,172		3,559		3,277
Property, plant and equipment		14,302		12,200		26,294
Right of use assets		30,535		26,046		35,249
Intangible assets		74,947		63,930		486,933
Goodwill		274,454		234,109		537,585
Contract assets		10,742		9,163		10,268
Deferred tax assets		20,928		17,852		23,063
Other assets		70,822		60,411		63,164
		512,248		436,948		1,192,641
TOTAL ASSETS		1,090,669		930,341		1,796,061

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	September 30, 2020				December 31, 2019
	$		€		€
LIABILITIES
CURRENT LIABILITIES
Trade and other payables		87,889		74,969		173,855
Interest‑bearing liabilities		478,855		408,463		204,583
Lease liabilities		8,993		7,671		10,041
Accrued expense		56,538		48,227		69,846
Deferred income		-		-		5
Contract liabilities		134,254		114,519		199,900
Other liabilities		10,246		8,740		19,208
Income tax payable		12,504		10,666		21,787
Provisions		8,693		7,415		9,234
		797,972		680,670		708,459
Liabilities directly associated with the assets held for sale		-		-		6,975
		797,972		680,670		715,434
NON‑CURRENT LIABILITIES
Interest‑bearing liabilities		1,176		1,003		641,085
Lease liabilities		22,647		19,318		29,154
Accrued expenses		3,586		3,059		3,051
Contract liabilities		10,464		8,926		17,271
Deferred tax liabilities		22,015		18,779		99,202
Provisions		3,295		2,811		3,936
Long‑term payroll payables		19,113		16,303		15,336
Other liabilities		25,816		22,021		43,578
		108,112		92,220		852,613
TOTAL LIABILITIES		906,084		772,890		1,568,047
EQUITY
Share capital		1,782,903		1,520,816		1,520,816
Reserves		(973,510)		(830,404)		(813,300)
Accumulated deficit		(627,507)		(535,263)		(483,211)
Equity attributable to equity holders of the parent		181,886		155,149		224,305
Non‑controlling interests		2,699		2,302		3,709
TOTAL EQUITY		184,585		157,451		228,014
TOTAL LIABILITIES AND EQUITY		1,090,669		930,341		1,796,061

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended						For the nine months ended
	September 30, 2020				September 30, 2019		September 30, 2020				September 30, 2019
	$		€		€		$		€		€
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(15,156)		(12,928)		(24,493)		8,864		7,561		(23,676)
NET CASH FLOWS FROM INVESTING ACTIVITIES		358,315		305,643		(6,882)		319,974		272,938		(132,000)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(365,600)		(311,857)		(34,042)		(295,081)		(251,704)		97,957
NET DECREASE IN CASH AND CASH EQUIVALENTS		(22,441)		(19,142)		(65,417)		33,757		28,795		(57,719)
Cash and cash equivalents at beginning of the period		196,421		167,547		186,505		191,354		163,225		177,048
Effect of foreign exchange rate changes, net		(301)		(257)		1,697		(4,113)		(3,509)		3,456
Net increase/(decrease) in cash and cash equivalents recorded in assets held for sale		4,165		3,553		-		(43,154)		(36,810)		-
CASH AND CASH EQUIVALENTS AT END OF PERIOD		177,844		151,701		122,785		177,844		151,701		122,785

WANDA SPORTS GROUP COMPANY LIMITED
RECONCILIATION OF NON-IFRS MEASURE – IFRS Profit for the Period and Year to Adjusted EBITDA (unaudited)
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended						For the nine months ended
	September 30, 2020				September 30, 2019		September 30, 2020				September 30, 2019
	$		€		€		$		€		€
Continued operations
Profit/(loss) for the period from continuing operations		6,402		5,461		(23,881)		7,829		6,677		(1,516)
Income tax		3,945		3,365		5,784		10,104		8,619		13,303
Net interest expenses		10,144		8,653		18,598		28,001		23,885		36,125
Depreciation and amortization		6,318		5,389		4,576		20,023		17,080		14,944
EBITDA from continuing operations		26,809		22,868		5,077		65,957		56,261		62,856

Share-based compensation(1)		1,011		862		9,028		3,773		3,218		9,758
Expenses or charges relating to acquisition(2)		-		-		-		-		-		503
Expenses or charges relating to IPO or financing(3)		(50)		(43)		(267)		322		275		3,454
Restructure and disposal of investments/subsidiaries(4)		5,792		4,941		-		4,621		3,942		-
Loss on foreign exchange and derivatives, and other financial charges(5)		1,250		1,066		1,820		8,278		7,061		1,478
Estimated client compensation relating to fraudulent activities(6)		-		-		1,269		-		-		8,298
Expenses or charges relating to Sarbanes-Oxley compliance(7)		-		-		-		522		445		-
Remeasurement of contingent consideration(8)		(202)		(172)		-		(306)		(261)		-
Net (gain)/loss on disposal of assets (9)		(7)		(6)		-		96		82		-
Expenses relating to shareholder class action lawsuit (10)		2		2		-		169		144		-
Adjusted EBITDA from continuing operations		34,605		29,518		16,927		83,432		71,167		86,347

Discontinued operations
Loss for the period from discontinued operations		(4,770)		(4,069)		(7,318)		(69,728)		(59,478)		(13,754)
Net interest expense, income tax, depreciation and amortization		(4)		(3)		11,747		28,234		24,084		25,896
EBITDA from discontinued operations		(4,774)		(4,072)		4,429		(41,494)		(35,394)		12,142
Adjustments (11)		(2,889)		(2,464)		17,913		9,278		7,914		24,053
Adjusted EBITDA from discontinued operations		(7,663)		(6,536)		22,342		(32,216)		(27,480)		36,195

Adjusted EBITDA		26,942		22,982		39,269		51,216		43,687		122,542

1.	Share-based compensation consisted of share-based compensation and social insurance expenses. This item has been excluded as it is a non-recurring expense.
2.	Represents expenses incurred for professional fees such as legal counsel, auditors, underwriters, valuation experts and consultants mainly in respect of acquisitions.
3.	Represents professional fees of legal counsel, auditors, due diligence experts, consultants, and related expenses for our IPO and financing.
4.	Represents expenses or costs incurred in the restructuring and disposal of investments and subsidiary companies.
5.	Represents the loss on foreign exchange, derivative financial instruments at fair value through profit or loss, termination of the cross-currency swap and other financial charges.
6.	Represents the amount estimated to be paid by Infront as compensation in connection with fraudulent activities presumably undertaken by a former senior employee of Infront.
7.	Represents Sarbanes-Oxley Act consulting charges paid to third parties.
8.	Represents fair value change of contingent consideration from business combination.
9.	Represents net loss on disposal of property, plant and equipment and intangible assets.
10.	Represents legal fees related to shareholder class action, voluntarily dismissed on May 18, 2020.
11.	Represents mainly gain on foreign exchange and change in fair value of investments.